Exhibit 99.1

4Front Ventures Receives Approval to Begin Construction of Mission Dispensary in Brookline, Massachusetts

PHOENIX, Jan. 25, 2021 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") continues to expand in the Massachusetts market and is pleased to announce that it received approval from the Brookline, Massachusetts Planning Board to start the construction of a new Mission branded dispensary. The location will initially serve adult-use customers and is on track to open in Q2 2021.

4Front's new dispensary will be located at 1024 Commonwealth Avenue in Brookline, with the storefront opening to Boston proper. The location will serve the Brookline, Allston corridor, a vibrant community within the wider Boston University and Boston metropolitan area. Mission Brookline will carry a full line of 4Front's high-quality, adult-use cannabis brands and products, including flower, extracts, edibles, and vapes. Mission's expertly trained staff will be available to ensure an informative, welcoming, and inclusive experience for all consumers. Adult-use customers will be able to browse live inventory, place online orders and pickup orders in-store.

4Front already has a strong foothold in Massachusetts, having received approval for adult-use cannabis sales at its Mission facilities in Georgetown beginning in August 2020. Shortly thereafter, the Company's Mission dispensary and cultivation/processing facilities in Worcester, Massachusetts were granted authorization to commence adult-use retail and production operations in September 2020.

"We are thrilled to begin construction on our third location in Massachusetts that will help to meet robust consumer demand for high-quality cannabis products in the state," said Derek Stewart, VP Retail Operations, Mission Dispensaries, MA. "We again want to thank Senior Planner, Maria Morelli and members of the Town's Planning and Zoning Boards for their ongoing advocacy of our future Mission Dispensary in the Town of Brookline. As anyone who has worked to open a cannabis business in Massachusetts will tell you, the road to welcoming your first guest is a long one - and the receipt of a Special Use Permit is nothing short of a milestone. Not only has Brookline granted our Special Use Permit, but have done so with unanimous approval. We look forward to becoming good neighbors serving Brookline and the Greater Boston area soon!"

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About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan, and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website www.4frontventures.com.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, statements regarding when or if any contemplated or in-progress transactions will close or if/when required regulatory approvals are attained, and other statements regarding future developments of the business.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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For further information: 4Front Investor Contacts, Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com, 212-896-1233 / 212-896-1203; 4Front Media Contacts, Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 08:00e 25-JAN-21